United States securities and exchange commission logo





                              January 20, 2023

       John Noble Harris
       Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2022
                                                            File No. 333-257978

       Dear John Noble Harris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

       Amended Registration Statement filed November 10, 2022

       General

   1. Refer to your response to comment 1. It is not clear from your response and revised disclosure how to
characterize the electronic fungible shares, whether as the same class as the common shares,
whether as a different class of common stock (with each class exchangeable for the
other), as a different class of securities, or as security-based swaps.
                                                        Please provide us with
your legal analysis as to how the electronic fungible shares should be appropriately
characterized. In responding to this comment, please explain why the other possible
characterizations are not appropriate. We also have the following additional comments:
 John Noble Harris
FirstName  LastNameJohn
Blackstar Enterprise Group,Noble
                            Inc. Harris
Comapany
January 20,NameBlackstar
            2023           Enterprise Group, Inc.
January
Page 2 20, 2023 Page 2
FirstName LastName
                Please explain the lifecycle of transactions effected on the platform, beginning with how a shareholder submits their common shares for trading on the platform (i.e., exchanges their common shares for the electronic fungible shares) to how the shareholder withdraws their shares from the platform (i.e., exchanges their electronic fungible shares for common shares).
                Please confirm, if true, that the exchange of common shares for electronic fungible shares means that a shareholder cannot trade common shares OTC.
                Please clarify whether the trading market operating on the platform is distinct and separate from the OTC market on which the common shares currently trade, and whether there could be discrepancies between the trading prices of common shares and electronic fungible shares, whether resulting from different liquidity in the markets or otherwise.
                Please explain whether there are differences between the common shares traded OTC and the electronic fungible shares traded on the platform, including any differences in shareholder rights. Please also clarify how shareholder rights are evidenced with respect to electronic fungible shares.
                Please explain what constitutes the    official    share
ownership records for the
              common shares and the electronic fungible shares, and whether there is a difference given that the latter are traded on a blockchain. Please also clarify what happens if
              there is a discrepancy between the    official    share ownership
records and the
              transactions recorded on the blockchain.
                If the electronic fungible shares are held in book-entry form on the platform, please explain how they are traded on the blockchain. To the extent they are represented by smart contracts for purposes of such trading, please explain who controls the keys to such smart contracts and whether the shareholder needs a wallet or otherwise has any directly interfaces with wallets, smart contracts or the blockchain.
                Please explain whether your answers to the foregoing comments would be different if the common shares traded on a national securities exchange rather than OTC.
2. Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations since your last reporting period, including any material impact from the price volatility of crypto assets.
Risk Factors, page 8

3. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
4. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your
 John Noble Harris
Blackstar Enterprise Group, Inc.
January 20, 2023
Page 3
         business, financial condition, and results of operations.
5. Please describe any material risks you face related to the assertion of jurisdiction by U.S.
         and foreign regulators and other government entities over crypto assets and crypto asset markets.
6. To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
7. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:

                Risk from depreciation in your stock price.
                Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
                Risk of increased losses or impairments in your investments or other assets.
                Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
                Risks from price declines or price volatility of crypto assets.
8. To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

                Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
                Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
                Have the crypto assets of their customers unaccounted for.
                Have experienced material corporate compliance failures. Description of Business, page 28

9. To the extent material, please discuss whether any of the recent bankruptcies of
FirstName LastNameJohn Noble Harris
       companies in the crypto asset markets and the downstream effects of those bankruptcies
Comapany
       haveNameBlackstar
            impacted or mayEnterprise  Group,
                              impact your      Inc. financial condition,
customers and
                                            business,
Januarycounterparties,
        20, 2023 Pageeither
                       3     directly or indirectly.
FirstName LastName
 John Noble Harris
FirstName  LastNameJohn
Blackstar Enterprise Group,Noble
                            Inc. Harris
Comapany
January 20,NameBlackstar
            2023           Enterprise Group, Inc.
January
Page 4 20, 2023 Page 4
FirstName LastName
       Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:      Christen Lambert